16 June 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 214,300 RELX PLC ordinary shares at a price of 1195.0056p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 85,019,730 ordinary shares in treasury, and has 1,091,920,874 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 21,139,950 shares.

RELX NV announces that today, it purchased (through UBS Limited) 190,800 RELX NV ordinary shares at a price of €14.2272 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 76,077,494 ordinary shares in treasury, and has 973,063,978 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 18,964,100 shares.